January 28, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Tracie	Mariner

Mary Mast

Ada D. Sarmento

Mary Beth Breslin

Re:	Sana Biotechnology, Inc.
Registration Statement on Form S-1
Filed January 13, 2021
File No. 333-252061

Ladies and Gentlemen:

On behalf of our client, Sana Biotechnology, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-1 on January 13, 2021 (the “First Public Filing”) and submitted draft Registration Statements on Form S-1 on a confidential basis, pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, on November 10, 2020 and on December 18, 2020. The Registration Statement filed concurrently with this letter has been revised to reflect the Company’s responses to the comment letter to the First Public Filing dated January 23, 2021 from the staff of the Commission (the “Staff”) as well as other revisions and updates to its disclosure. For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from the First Public Filing, as well as copy of this letter.

January 28, 2021

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

January 23, 2021 Comment Letter

Business

Preclinical Development of Hypoimmune Cells, page 156

1.	Please remove the reference to “promising” early results from the NHP hypoimmune iPSC transplantation experiments in this section.

Response:    In response to the Staff’s comment, the Company has revised page 156 of the Registration Statement to remove the reference to “promising” in the identified location.

Financial statements for the interim period ended September 30, 2020

17. Subsequent Events, page F-58

2.	Please tell us why you have not disclosed any significant equity issuances such as the options granted since September 30, 2020.

Response:    In response to the Staff’s comment, the Company has revised page F-58 of the Registration Statement.

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January 28, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Steven D. Harr, M.D., Sana Biotechnology, Inc.
James J. MacDonald, Sana Biotechnology, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP